PEPPER HAMILTON LLP
                              3000 Two Logan Square
                           Eighteenth and Arch Streets
                           Philadelphia, PA 19103-2799

                                  March 1, 2005

VIA EDGAR

Christian T. Sandoe, Esquire
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

        Re:        The HomeState Group (1940 Act File No. 811-6722)

Dear Mr. Sandoe:

     This letter addresses your oral comments received on Tuesday, March 1, 2005, regarding the preliminary proxy statement (the "Proxy Statement") of The HomeState Group (the "Trust"), which was filed on Schedule 14A with the Commission on February 18, 2005. We appreciate the opportunity to address your comments regarding certain disclosure contained in the Trust's Proxy with respect to its series -- The Emerald Growth Fund (the "Growth Fund"), The Emerald Select Banking and Finance Fund (the "Banking and Finance Fund") and The Emerald Select Technology Fund (the "Technology Fund," which together with the Growth Fund and Banking and Finance Fund are hereinafter referred to as the "Funds").

     We have organized the comments you presented and our response to such comments based upon the headings in the Proxy Statement, which are as follows:

Preamble to Proxy Statement

     You noted a typographical error in the second paragraph, which stated the Trust's address incorrectly by naming the suite number twice.

     The duplicate suite number has been removed from the Proxy Statement.

Evaluation by the Board

     You requested that the discussion in the Proxy Statement regarding compliance with Section 15(f) of the Investment Company Act of 1940 include additional disclosure regarding advisory fees.

     Additional disclosure that the aggregate advisory and sub-advisory fees paid by the Funds would not increase as a percentage of average daily net assets for a period of two years after the Transaction (as such term is defined in the Proxy Statement) has been added to the Proxy Statement.

Proposal 4

     You commented that the Amended and Restated Agreement and Declaration of Trust of the Delaware Trust, for which approval of shareholders of the Trust (as predecessor) is being sought under Proposal 4, contains two proposed amendments, and that absent any belief that such amendments would be impractical to separate, they should be separated consistent with the Staff's position in that certain Generic Comment Letter, SEC No-Action Letter, LEXIS 772 (Feb. 3, 1995) (the "No-Action Letter").

     The proposed amendment to provide for dollar-based voting in the Amended and Restated Agreement and Declaration of Trust has been removed and will not be presented for approval by shareholders at this time. Accordingly, the Proxy Statement has been revised to remove all discussion regarding dollar-based voting, which we believe should eliminate any concerns regarding bundling the of proposals as expressed in the No-Action Letter.

                           **************************

     I trust that these responses address your comments. This letter incorporates by reference the "Tandy Letter" signed by an officer of the Trust attached hereto as Exhibit A.

     If you have any further questions, please do not hesitate to contact me at
(215) 981-4893 or my associate Adam L. Lantz at (215) 981-4602.

                                                     Very truly yours,


                                                     /s/ Gregory J. Nowak
                                                     ---------------------------
                                                     Gregory J. Nowak, Esquire

cc:   Mr. Daniel W. Moyer IV
      Mr. Kenneth G. Mertz II
      Adam L. Lantz, Esq.

                                    EXHIBIT A

The HomeState Group
1703 Oregon Pike
Lancaster, Pennsylvania 17605-0666

                                  March 1, 2005

Filing Desk
U.S. Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, DC 20549

                 Re:        The HomeState Group (1940 Act File No. 811-722)

Dear Sir or Madam:

     In connection with the filing of its definitive proxy statement (the "Proxy"), as instructed, The HomeState Group (the "Trust") is providing the following:

     The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Proxy, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Proxy reviewed by the staff do not foreclose the Commission from taking any action with respect to the Proxy, and (iii) the Trust may not assert staff comments with respect to the Proxy as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  Please direct any questions concerning this letter to Gregory
J. Nowak, Esquire, of Pepper Hamilton LLP, counsel to the Trust at 215.981.4893.


                                             Very truly yours,

                                             /s/ Kenneth G. Mertz, II
                                             Kenneth G. Mertz, II
                                             Vice President, The HomeState Group



cc: Christian T. Sandoe, Esq., Securities and Exchange Commission Gregory J. Nowak, Esq.